UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912—Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETROBRAS ANNOUNCES EARLY TENDER RESULTS AND

EARLY SETTLEMENT FOR CASH TENDER OFFERS

RIO DE JANEIRO, BRAZIL – MARCH 28, 2018 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announces that holders of US$7,639,381,000 and €365,771,000 principal amount of the outstanding notes of the series set forth in the table below (all such notes, collectively, the “Notes” and each a “series” of Notes), issued by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”), tendered their Notes at or prior to 5:00 p.m., New York City time, on March 28, 2018 (the “Early Tender Date”), pursuant to PGF’s previously announced cash tender offers (the “Tender Offers”).

The following table summarizes the early tender results as of the Early Tender Date and the principal amount of Notes that PGF has accepted for purchase:

Title of Security	CUSIP / ISIN	Principal Amount Outstanding(1)	Acceptance Priority Level	Total Consideration(2)	Principal Amount Tendered	Principal Amount Accepted for Purchase	Proration Factor
Floating Rate Global Notes due March 2020	71647N AL3 / US71647NAL38	US$181,695,000	1	US$1,050.00	US$96,314,000	US$96,314,000	100.00%
3.750% Global Notes due January 2021	N/A / XS0982711987	€750,000,000	2	€1,077.50	€365,771,000	€365,771,000	100.00%
5.375% Global Notes due January 2021	71645W AR2 / US71645WAR25	US$2,712,805,000	3	US$1,052.50	US$1,495,955,000	US$1,495,955,000	100.00%
8.375% Global Notes due May 2021	71647N AP4 / US71647NAP42	US$2,844,529,000	4	US$1,143.75	US$2,175,327,000	US$1,604,548,000	73.80%
6.125% Global Notes due January 2022	71647N AR0 / US71647NAR08	US$3,000,000,000	5	US$1,076.25	US$2,328,891,000	US$0	—
4.375% Global Notes due May 2023	71647N AF6 / US71647NAF69	US$3,500,000,000	6	US$996.25	US$1,542,894,000	US$0	—

(1)	As of the date hereof, including Notes held by Petrobras or its affiliates.
(2)	Per US$1,000 or €1,000, as applicable. The Total Consideration includes an early tender premium equal to US$30.00 per US$1,000 principal amount for each series of US dollar denominated Notes accepted for purchase, and €30.00 per €1,000 principal amount for each series of Euro denominated Notes accepted for purchase.

Because the purchase of Notes validly tendered in the Tender Offers would cause PGF to purchase an aggregate principal amount of Notes that would result in an aggregate amount to be received by holders in excess of US$4.0 billion (the “Tender Cap”), based on the US dollar exchange rate described herein, PGF has accepted for purchase all tendered Floating Rate Global Notes due March 2020, 3.750% Global Notes due January 2021 and 5.375% Global Notes due January 2021, only US$1,604,548,000 principal amount of 8.375% Global Notes due May 2021 (the “8.375 Notes”), and none of the 6.125% Global Notes due January 2022 or the 4.375% Global Notes due May 2023. PGF will pay holders of 8.375% Notes tendered on or prior to the Early Tender Date on a pro rata basis according to the pro ration procedures described in the offer to purchase dated March 15, 2018 (as amended and supplemented from time to time, the “Offer to Purchase”). The early settlement date on which PGF will make payment for Notes accepted in the Tender Offers is expected to be March 29, 2018 (the “Early Settlement Date”).

The total cash payment to purchase the accepted Notes on the Early Settlement Date will be approximately US$3,999.9 million, excluding accrued and unpaid interest, based on the US dollar exchange rate described herein. Notes that have been validly tendered on or prior to the Early Tender Date cannot be withdrawn, except as may be required by applicable law.

Holders of Notes who tender after the Early Tender Date will not have any of their Notes accepted for purchase. Any tendered Notes that are not accepted for purchase will be returned or credited without expense to the holder’s account.

The Tender Offers will expire at 11:59 p.m., New York City time, on April 11, 2018.

The exchange rate used to translate Euro to US dollars was US$1.2409 per Euro, the applicable exchange rate as of 2:00 p.m., New York City time on March 27, 2018, as reported on Bloomberg screen page “FXIP” under the heading “FX Rate vs. USD.”

The Tender Offers are being made pursuant to the Offer to Purchase, and the related letter of transmittal dated March 15, 2018 (as amended or supplemented from time to time, the “Letter of Transmittal”), which set forth in more detail the terms and conditions of the Tender Offers.

PGF has engaged BB Securities Limited, BTG Pactual US Capital, LLC, HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, MUFG Securities Americas Inc., and Santander Investment Securities Inc. to act as dealer managers (the “Dealer Managers”) in connection with the Tender Offers. Global Bondholder Services Corporation is acting as the depositary and information agent for the Tender Offers.

*  *  *  *  *

This press release is not an offer to sell or purchase, nor a solicitation of an offer to sell or purchase, nor the solicitation of tenders with respect to, the securities described herein. The Tender Offers are not being made to holders of Notes in any jurisdiction in which PGF is aware that the making of the Tender Offers would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Tender Offers to be made by a licensed broker or dealer, the respective Tender Offers will be deemed to be made on PGF’s behalf by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Tender Offers may be directed to BB Securities Limited at +44 (20) 7367-5803, BTG Pactual US Capital, LLC at +1 (212) 293-4600, HSBC Securities (USA) Inc. at +1 (888) HSBC-4LM, J.P. Morgan Securities LLC at +1 (866) 846-2874, Merrill Lynch, Pierce, Fenner & Smith Incorporated at +1 (888) 292-0070, MUFG Securities Americas Inc. at +1 (877) 744-4532 and Santander Investment Securities Inc. at +1 (855) 404-3636. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal and related documents may be directed to Global Bondholder Services Corporation at +1 (866)-470-3900 (toll-free).

Neither the Offer to Purchase nor any documents related to the Tender Offers have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any documents related to the Tender Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

This communication and any other documents or materials relating to the Tender Offers have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, this communication and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom save in circumstances where section 21(1) of the FSMA does not apply. This communication is only being made to those persons in the United Kingdom (i) falling within the definition of investment professionals (as defined in Article 19(5) Financial Promotion Order, (ii) falling within Article 43 of the Financial Promotion Order (non-real time communication by or on behalf of a body corporate to creditors of that body corporate), or (iii) to whom it may otherwise lawfully be communicated by virtue of an exemption to section 21(1) of the FSMA or otherwise in circumstances where it does not apply (all such persons together being referred to as “Relevant Persons”). This communication is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. The distribution of this communication may be restricted by law. Persons into whose possession this communication comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdiction.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase dated March 15, 2018, relating to the tender offers by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Loans and Financing Administration General Manager